Exhibit 99.1

Joint Press Release

GasLog Ltd. and GasLog Partners LP Announce Agreement for the Acquisition by GasLog Ltd. of GasLog Partners LP’s Publicly Held Common Units

Hamilton, Bermuda, and Majuro, Marshall Islands, April 6, 2023, GasLog Ltd. (“GasLog”) (NYSE: GLOG-PA) and GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), each an international owner and operator of liquefied natural gas (“LNG”) carriers, today announced that they have entered into a definitive merger agreement pursuant to which GasLog will acquire all of the outstanding common units of the Partnership not beneficially owned by GasLog (the “Transaction”).

GasLog will acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that will be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction. The overall consideration of $8.65 per common unit represents a 24% premium to the closing price of the Partnership’s common units on January 24, 2023, the last trading day prior to the public disclosure of GasLog’s initial offer, and a 31% premium to the volume weighted average price of the Partnership’s common units over the 30 calendar days prior to January 24, 2023.

The conflicts committee (the “Conflicts Committee”) of the Board of Directors of the Partnership (the “Partnership Board”), comprised solely of independent directors advised by its own independent legal and financial advisors, unanimously recommended that the Partnership Board approve the merger agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation of the Conflicts Committee, the Partnership Board unanimously approved the merger agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction is expected to close by the end of the third quarter of 2023, subject to approval of the Transaction by holders of a majority of the common units of the Partnership and the satisfaction of certain customary closing conditions. GasLog owns 30.2% of the common units of the Partnership and has entered into a support agreement with the Partnership committing to vote its common units in favor of the merger.

The preference units of the Partnership will remain outstanding and continue to trade on the New York Stock Exchange immediately following the completion of the Transaction.

Evercore is acting as financial advisor to the Conflicts Committee and Richard, Layton & Finger, P.A. is acting as legal counsel to the Conflicts Committee. DNB Markets Inc. is acting as financial advisor to GasLog. Cravath, Swaine & Moore LLP and Cozen O’Connor (Marshall Islands) are acting as legal counsel to GasLog.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments, such as the closing of the Transaction, that GasLog and the Partnership expect, project, believe or anticipate will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors including the closing of this Transaction could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on March 3, 2023 and the Partnership’s Annual Report on Form 20-F filed with the SEC on March 6, 2023, each available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Contacts:

GasLog Partners

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

GasLog Ltd.

Achilleas Tasioulas

Chief Financial Officer

Phone: +30 210 2209842

Email: ir@gaslogltd.com

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 38 LNG carriers (33 on the water, four under construction and one vessel undergoing conversion into a floating storage and regasification unit, or “FSRU”). Of these vessels, 18 are owned by GasLog, six have been sold and leased back by GasLog under long-term bareboat charters and of the remaining 14 LNG carriers, eleven are owned by the Company’s subsidiary, GasLog Partners LP, and three have been sold and leased back by GasLog Partners LP.

This press release is not an offering of securities for sale in any jurisdiction.

Certain participants in the Transaction will prepare and file with the SEC a Schedule 13E-3 Transaction Statement, which will contain important information on GasLog Partners, GasLog, the Transaction and related matters, including the terms and conditions of the Transaction. Unitholders of GasLog Partners are urged to carefully read these documents, as they may be amended from time to time, before making any decision with respect to the Transaction. The Schedule 13E-3 and all other documents filed with the SEC in connection with the Transaction will be available when filed, free of charge, on the SEC’s website at www.sec.gov. In addition, these documents will be made available, free of charge, to unitholders of GasLog Partners who make a written request to the investor contact above. This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any filings that may be made with the SEC should the Transaction proceed.